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                    U. S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                  (Check One):


[ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q
[ ] Form N-SAR
         For Period Ended:     March 31, 1995
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         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:
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         Read Attached Instruction Sheet Before Preparing Form.  Please Print
or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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         Full Name of Registrant   Ultrak, Inc.
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         Former Name if Applicable
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                   1220 Champion Circle, Suite 100
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         Address of Principal Executive Office (Street and Number)

                     Carrollton, TX  75206
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         City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate). [X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

         Ultrak, Inc., a Colorado corporation (the "Company"), filed preliminary proxy materials with the Securities and Exchange Commission (the "SEC") at least ten days prior to the date on which the Company's definitive Proxy Statement was to be delivered to shareholders of the Company as required by Regulation 14a-6(a) of the Securities Exchange Act of 1934, as amended. The Company's preliminary proxy material was subject to a full review by the SEC. As a result, the Company was engaged in the process of responding to the SEC's comments and revising the Company's proxy material for several weeks during April 1995. During the last several months, much of the Company's resources and personnel have also been devoted to the proposed merger (the "Merger") between Diamond Electronics, Inc., an Ohio corporation, and a wholly-owned subsidiary of the Company. The Company is registering the shares of its common stock to be distributed in the Merger under the Securities Act of 1933, as amended, on a registration statement on Form S-4, which, according to counsel for the Company, will also be subject to a full review by the SEC.

         Therefore, the Company's Form 10-Q cannot be timely filed without unreasonable effort and expense.

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PART IV -- OTHER INFORMATION

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  (1)  Name and telephone number of person to contact in regard to this notification:

Lance M. Hardenburg                       (214)                999-4236
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     (Name)                            (Area Code)        (Telephone Number)

  (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [ ] No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                                 Ultrak, Inc.
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                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:         May 11, 1995                  By:   /s/ Tim D. Torno
     ----------------------------------        --------------------------------
                                                 Tim D. Torno
                                                 Secretary-Treasurer and
                                                 Chief Financial Officer
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PART IV, ITEM (3)

         Both net sales and net income for the three months ended March 31, 1995 increased from the corresponding period in fiscal 1994. Although the increase in net sales and net income is estimated to be approximately twenty percent, the Company has not had an opportunity to finalize their financial information for that period.